Exhibit 99.1

TDH Holdings, Inc. Reports First Half 2021 Financial Results

QINGDAO, China, December 9, 2021 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, announced today its financial results for the six months ended June 30, 2021.

First Half 2021 Unaudited Financial Highlights:

	For the Six Months Ended June 30
($ millions, except per share data)	2021	2020	% Change
Revenues	$0.13	$0.28	-52.46%
Gross profit (loss)	$(0.18)	$(0.07)	148.27%
Gross profit (loss) margin	-138.46%	-25.0%	-113.46 pp *
Operating loss	$(1.17)	$(0.97)	20.23%
Operating loss margin	-867.74%	-343.10%	-524.64 pp *
Net loss attributable to common stockholders	$(0.94)	$(0.6)	-56.09%
Loss per share - basic and diluted	$(0.02)	$(0.01)	-100%

*	pp: percentage points

●	Revenues decreased by 52.46% to $0.13 million for the first half of 2020. The decrease of revenue in the six months ended June 30, 2021 was mainly due to the following facts: (1) decrease in sales orders due to our uncompetitive sales price which became less attractive to our customers; (2) suspension of our overseas E-commerce business due to the estimated gross loss; (3) The negative impact from suspension of our production and operations in November 2019 due to our default on loan repayments to financial institutions, claims from our suppliers and creditors and labor arbitration derived from our reduction in the number of employees. The COVID-19 outbreak and further spread caused disruption in our supply chain, transportation and our sales activities. As a result, we had the inability to fulfil customer orders on a timely manner and we received reduced sales orders from our customers and our sales volume decreased in six months ended June 30, 2021 as compared to the same period of 2020.

●	Gross loss was $ 0.18 million for the first half of 2020, compared to gross profit of $0.07 million for the same period of the prior year.

●	Operating loss was $1.17 million for the first half of 2021, compared to operating loss of $0.97 million for the same period of the prior year. The increase in operating loss was mainly due to decreased revenue and increased general and administrative expenses because of higher consulting service fees incurred during six months ended June 30, 2021.

●	Net loss was $0.94 million, or loss per share of $0.02, for the first half of 2021, compared to net loss of $0.60 million, or loss per share of $0.01, for the same period of the prior year.

First Half 2021 Financial Results

Revenues

Historically, the Company generated its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods in overseas markets, domestic markets and through its e-commerce platform. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings since November 2019. The COVID-19 outbreak further disrupted our business activities. These factors led to the continuous decrease in our revenue for the six months ended June 30, 2021 as compared to the same period of 2020. For the first half of 2021, total revenues decreased by $0.15 million, or 52.46%, to $0.13 million from $0.28 million as compared with the same period of the prior year. The decrease of revenue for the six months ended June 30, 2021 was mainly due to the following facts: (1) decrease in sales orders due to our uncompetitive sales price which became less attractive to our customers; (2) suspension of our overseas E-commerce business due to the estimated gross loss; (3) The negative impact from suspension of our production and operations in November 2019 due to our default on loan repayments to financial institutions, claims from our suppliers and creditors and labor arbitration derived from our reduction in the number of employees. The COVID-19 outbreak further spread caused disruption in our supply chain, transportation and our sales activities. As a result, we were unable to fulfil customer orders in a timely manner, we received reduced sales orders from our customers and our sales volume decreased for the six months ended June 30, 2021 as compared to the same period of 2020, as discussed in detail below:

	For the Six Months Ended June 30,
	2021		2020		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$-	-%	$61	21.60%	$(61)	-100.00%
Domestic	115	85.82%	222	78.40%	(106)	-48.20%
E-commerce	19	14.18%	-	-%	19	100.00%
less: sales tax and additional surcharge	-	%	-	-%	-	-%
Total	$134	100.00%	$283	100.00%	$(148)	-52.46%

Overseas sales decreased by $0.06 million, or 100.00%, to $0 million for the first half of 2021 from $0.06 million for the same period of the prior year. Domestic sales decreased by $0.10 million, or 48.20%, to $0.12 million for the first half of 2021 from $0.22 million for the same period of the prior year. Sales from the e-commerce channel increased by $0.02 million, or 100%, to $0.02 million for the first half of 2021 from $0 million for the same period of the prior year.

Cost of revenues

Cost of revenues consists primarily of raw materials, labor and factory overhead expenses necessary to manufacture finished goods. Our cost of revenues, decreased by $0.04 million or 12.33%, to $0.31 million for the six months ended June 30, 2021 as compared to $0.35 million for the six months ended June 30, 2020. This decrease in cost of revenues was in line with the 52.46% decrease in our total net revenue for the six months ended June 30, 2020 when sales orders and sales volume decreased. As a percentage of revenues, cost of revenues was 230.51% for the first half of 2021, compared to 124.99% for the same period of the prior year.

Gross loss and gross loss margin

Gross loss was $0.18 million for the first half of 2021, compared to gross loss of $0.07 million for the same period of the prior year. Gross loss margin was -131% for the first half of 2021, compared to gross profit margin of -25% for the same period of the prior year.

Operating expense

Operating expense consists of selling expense and general and administrative expense.

Selling expense decreased by $0.02 million, or 39.32%, to $0.04 million for the first half of 2021 from $0.06 million for the same period of the prior year. The decrease in our selling expense was in line with our decreased revenue for the six months ended June 30, 2021. As our revenue declined, our distribution costs, sales promotion and marketing related costs and sales commission paid to our sales teams decreased in first half of 2021 as compared to first half of 2020.

General and administrative expense increased by $0.12 million, or 13.94%, to $0.95 million for the first half of 2021 from $0.84 million for the same period of the prior year. The increase in general and administrative expenses was mainly due to higher consulting service fees we incurred during six months ended June 30, 2021.

As a result, total operating expenses increased by $0.09 million, or 10.17%, to $0.99 million for the first half of 2021 from $0.90 million for the same period of the prior year.

Operating loss

Loss from operations was $1.17 million for the first half of 2021, compared to $0.97 million for the same period of the prior year. The increase in operating loss was mainly due to the company's land and plant being auctioned off and disposal of some waste materials stored in the factory premises at a low price.

Other income, net

Total net other income increased by approximately $0.14 million or 39.07%, from $0.37 million in six months ended June 30, 2020 to $0.22 million in six months ended June 30, 2021, primarily includes an increase in investment income by approximately $0.74 million, offset by an increase in other expenses of $942,245. We invested our available cash on hand in equity securities of certain publicly listed companies through various open market transactions. Our investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. During the first half of 2021, the investments generated a total of $1.62 million net returns as compared to $0.88 million for the same period of 2020. On the other hand, the increase in our other expense of approximately $0.94 million was primarily due to loss from auction of our land use right and a factory building on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd., by the court during six months ended June 30, 2021.

Net loss and loss per share

Net loss was $0.94 million, or loss per share of $0.02, for the first half of 2021, compared to net loss of $0.60 million, or loss per share of $0.01, for the same period of the prior year.

Financial Conditions

As of June 30, 2021, the Company had cash, cash equivalents and restricted cash of $7.39 million, compared to $6.75 million at December 31, 2020. Accounts receivable and inventories were $0.02 million and $0.15 million, respectively, as of June 30, 2021, compared to $0.17 million and $0.25 million, respectively, at December 31, 2020. Total working capital deficit was $0.55 million as of June 30, 2021, compared to $8.55 million at December 31, 2020.

Net cash used in operating activities was $4.84 million for the first half of 2021, compared to $0.81 million for the same period of the prior year. Net cash provided by investing activities was $5.81 million for the first half of 2021, compared to net cash used in investing activities of $4.48 million for the same period of the prior year. Net cash used in financing activities was $0.36 million for the first half of 2021, as compared to net cash provided by financing activities of $0.15 million for the same period of the prior year.

Recent sales of securities

On December 2, 2020, the Company entered into stock subscription agreements, pursuant to which the Company agreed to sell 9,100,000 shares to a group of investors for an aggregate purchase of $2,730,000, or $0.3 per share. In April 2021, a total of 9,100,000 common shares were issued to four investors with cash proceeds of $2,730,000 received in the same month.

On September 30, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 10,000,000 of its common shares and warrants exercisable for an aggregate of 20,000,000 of its common shares. The common share purchase price is $0.89 per share and warrant purchase price is $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $2.06 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis. The Company may compel the exercise of the warrants if the closing price of the Company’s common shares exceeds $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. The registered direct Offering was closed on September 30, 2021 and the Company received approximately $8.2 million net proceeds from the issuance of 10,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

On November 3, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 15,000,000 of its common shares and warrants exercisable for an aggregate of 30,000,000 of its common shares. The common share purchase price is $0.64 per share and arrant purchase price is $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $1.47 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis. The Company may compel the exercise of the warrants if the closing price of the Company’s common shares exceeds $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. The registered direct offering was closed on November 3, 2021 and the Company received approximately $8.9 million net proceeds from the issuance of 15,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in China, Asia and Europe. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the Company’s ability to execute on its business plan, secure necessary capital to sustain and maintain its operations, its ability to resume its operations at the previous levels, its ability to successfully resolve various legal proceedings in which it is involved, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the pet food industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983

Index to Unaudited Condensed Consolidated Interim Financial Statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,975,713	$6,566,549
Restricted cash	1,417,059	182,515
Short-term investments	4,469,764	3,138,578
Accounts receivable, net	18,200	168,499
Advances to suppliers, net	55,816	41,088
Inventories, net	148,840	247,245
Prepayments and other current assets, net	92,156	172,481
Total current assets	12,177,548	10,516,955
NON-CURRENT ASSETS:
Property, plant and equipment, net	1,171,158	6,636,995
Land use rights, net	186,202	1,009,005
Operating lease right-of-use assets	14,439	19,103
Operating lease right-of-use assets - related parties	257,112	270,852
Total non-current assets	1,628,911	7,935,955
Total assets	$13,806,459	$18,452,910

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,224,177	$3,209,763
Accounts payable - related parties	126,122	124,715
Advances from customers	113,865	90,834
Bank overdrafts	78,320	78,320
Short-term loans	5,373,598	8,391,323
Short-term loans - related parties	993,840	985,883
Taxes payable	62,598	60,729
Due to related parties	42,491	42,021
Operating lease liabilities, current	10,296	9,913
Operating lease liabilities - related parties, current	223,251	195,231
Other current liabilities	2,473,798	5,882,164
Total current liabilities	12,722,356	19,070,896
NON-CURRENT LIABILITIES:
Operating lease liabilities - related party, non-current	260,108	274,794
Total liabilities	12,982,464	19,345,690
STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock ($0.001 par value; 200,000,000 shares authorized; 54,949,995 and 45,849,995 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively)	54,950	45,850
Additional paid-in capital	24,684,470	21,963,570
Statutory reserves	160,014	160,014
Accumulated deficit	(23,792,092)	(22,849,319)
Accumulated other comprehensive loss	(283,347)	(212,895)
Total stockholders’ equity (deficit)	823,995	(892,780)
Total liabilities and stockholders’ equity (deficit)	$13,806,459	$18,452,910

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For The Six Months Ended June 30, 2021	For The Six Months Ended June 30, 2020

Net revenues	$134,312	$282,532
Cost of revenues	309,597	353,135
Gross loss	(175,285)	(70,603)
Operating expenses:
Selling expense	38,580	63,577
General and administrative expense	951,615	835,177
Total operating expenses	990,195	898,754
Loss from operations	(1,165,480)	(969,357)
Interest expense	(568,918)	(569,831)
Other income	40,648	62,547
Investment income	1,617,467	879,520
Other expenses	(24,053)	(6,744)
Loss from judicial auction of property, plant and equipment and land use rights in relation to litigations	(964,266)	-
Gain from forgiveness of interest payable	121,829	-
Total other income	222,707	365,492
Loss before income tax expense	(942,773)	(603,865)
Income tax expense	-	143
Net loss	(942,773)	(604,008)
Less: Net loss attributable to noncontrolling interest	-	-
Net Loss attributable to TDH Holdings, Inc.	(942,773)	(604,008)
Comprehensive loss
Net loss	$(942,773)	$(604,008)
Other comprehensive income (loss)
Foreign currency translation adjustment	(70,452)	94,340
Total comprehensive loss	$(1,013,225)	$(509,668)
Less: Comprehensive loss attributable to noncontrolling interest	-	(8)
Comprehensive loss attributable to TDH Holdings, Inc.	$(1,013,225)	$(509,660)

Loss per common share attributable to TDH Holdings, Inc.
Basic	$(0.02)	$(0.01)
Diluted	$(0.02)	$(0.01)
Weighted average common shares outstanding
Basic	50,582,279	45,849,995
Diluted	50,582,279	45,849,995

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

	For The Six Months Ended	For The Six Months Ended
	June 30, 2021	June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(942,773)	$(604,008)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	201,104	183,812
Fair value change of short-term investments	(1,617,467)	(879,520)
Loss on sale of property, plant and equipment	16,837	-
Loss on judicial auction of property, plant and equipment in relation to litigations	834,817	-
Loss on judicial auction of land use rights in relation to litigations	129,449	-
Gain on disposal of subsidiaries	(39,330)	-
Non-cash lease expense	21,625	17,577
Gain from forgiveness of interest payable	(121,829)	-
Changes in operating assets and liabilities:
Accounts receivable, net	151,852	(32,902)
Inventories, net	100,962	233,518
Operating lease liabilities	271	8,179
Operating lease liabilities – related parties	8,015	-
Advances to suppliers, net	(14,232)	(43,882)
Prepayments and other current assets, net	155,102	(54,763)
Accounts payable	(20,606)	(280,293)
Interest payable	356,820	518,559
Interest payable – related parties	24,543	-
Taxes payable	1,293	143
Advances from customers	21,957	31,752
Other current liabilities	(4,105,300)	90,675

NET CASH USED IN OPERATING ACTIVITIES	$(4,836,890)	$(811,153)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire property, plant and equipment	(10,999)	(9,244)
Proceeds from sale of property, plant and equipment	16,495	-
Proceeds from auction of property, plant and equipment	4,434,580	-
Proceeds from auction of land use rights	687,760	-
Purchase of short-term investments	(2,281,766)	(4,500,000)
Proceeds from sale of short-term investments	2,967,756	26,826

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$5,813,826	$(4,482,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	2,730,000	-
Proceeds from short-term loans	-	104,798
Repayments of short-term loans	(3,086,132)	(4,149)
Proceeds from short-term loans - related parties	-	49,350

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$(356,132)	$149,999

Effects on changes in foreign exchange rate	22,904	9,389
Net change in cash, cash equivalents, and restricted cash	643,708	(5,134,183)
Cash, cash equivalents, and restricted cash - beginning of the period	6,749,064	6,504,578
Cash, cash equivalents, and restricted cash - end of the period	$7,392,772	$1,370,395

Supplemental cash flow information
Interest paid	$203,550	$37,640

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$7,023
Liabilities assumed in connection with purchase of short – term investments	$-	$65,422
Notes payable reclassified to short-term loans	$-	$899,693
Liabilities settled with sale of property, plant and equipment	$53,193	$347,107

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$5,975,713	$499,276
Restricted cash	$1,417,059	$871,119
Total cash, cash equivalents, and restricted cash	$7,392,772	$1,370,395